EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	3/31/2009	3/31/2009
EARNINGS
Income Before Income Taxes	$238,226	$202,021	$282,865	$195,613	$166,801	$199,936	$111,311
Fixed Charges (as below)	110,735	118,365	151,874	178,067	225,573	231,347	53,935
Total Earnings	$348,961	$320,386	$434,739	$373,680	$392,374	$431,283	$165,246

FIXED CHARGES
Interest Expense	$99,135	$106,301	$129,106	$165,405	$209,733	$215,298	$49,705
Credit for Allowance for Borrowed Funds Used During Construction	8,100	8,764	17,668	6,962	9,040	9,249	2,530
Estimated Interest Element in Lease Rentals	3,500	3,300	5,100	5,700	6,800	6,800	1,700
Total Fixed Charges	$110,735	$118,365	$151,874	$178,067	$225,573	$231,347	$53,935

Ratio of Earnings to Fixed Charges	3.15	2.70	2.86	2.09	1.73	1.86	3.06